Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter Ended August 31, 2024

BEIJING, Oct. 23, 2024 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the first fiscal quarter ended August 31, 2024, which is the first quarter of New Oriental’s fiscal year 2025.

Financial Highlights for the First Fiscal Quarter Ended August 31, 2024

•

Total net revenues increased by 30.5% year over year to US$1,435.4 million for the first fiscal quarter of 2025. Total net revenues, excluding revenues generated from East Buy private label products and livestreaming business, increased by 33.5% year over year to US$1,278.2 million for the first fiscal quarter of 2025.

•

Operating income increased by 42.9% year over year to US$293.2 million for the first fiscal quarter of 2025. Operating income, excluding operating loss generated from East Buy private label products and livestreaming business, increased by 58.4% year over year to US$303.1 million for the first fiscal quarter of 2025.

•	Net income attributable to New Oriental increased by 48.4% year over year to US$245.4 million for the first fiscal quarter of 2025.

Key Financial Results

(in thousands US$, except per ADS(1) data)	1Q FY2025	1Q FY2024	% of change
Net revenues	1,435,416	1,100,021	30.5%
Operating income	293,150	205,124	42.9%
Non-GAAP operating income (2)(3)	300,003	244,755	22.6%
Net income attributable to New Oriental	245,430	165,386	48.4%
Non-GAAP net income attributable to New Oriental (2)(3)	264,732	189,318	39.8%
Net income per ADS attributable to New Oriental - basic	1.49	1.00	48.6%
Net income per ADS attributable to New Oriental - diluted	1.48	0.99	49.6%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	1.61	1.15	40.0%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	1.60	1.13	41.3%

(1)	Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and gain (loss) from fair value change of investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the First Fiscal Quarter Ended August 31, 2024

•

The total number of schools and learning centers was 1,089 as of August 31, 2024, an increase of 64 and 296 compared to 1,025 as of May 31, 2024 and 793 as of August 31, 2023, respectively. The total number of schools was 80 as of August 31, 2024.

Michael Yu, New Oriental’s Executive Chairman, commented, “We are delighted to start our fiscal year 2025 with a healthy top line growth of 30.5%. Total net revenues, excluding revenues generated from East Buy private label products and livestreaming business, increased by 33.5% year over year. Our overseas test preparation and overseas study consulting business increased by approximately 18.8% and 20.7% year over year, respectively. In addition, the domestic test preparation business targeting adults and university students recorded a growth of approximately 30.4% year over year. Furthermore, our new educational business initiatives have all sustained strong momentum in this fiscal quarter, with a revenue growth of 49.8% year over year. Among these initiatives, our non-academic tutoring courses were offered in around 60 cities, attracting approximately 484,000 student enrollments in this fiscal quarter. Simultaneously, our intelligent learning system and devices were adopted in around 60 cities, with approximately 323,000 active paid users in this fiscal quarter. Backed by our strong educational resources, we will make consistent efforts in executing our long-term vision to strike a balance between healthy and sustainable growth, while improving profitability that is supported by our enhanced service quality and operating efficiency.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “During this fiscal quarter, we monitored our capacity expansion closely in alignment with the revenue growth and operating efficiency. As of the end of this fiscal quarter, the total number of schools and learning centers increased to 1,089. We made ongoing efforts in revamping our online-merge-offline teaching system and applying new technologies to enhance user experience of our educational offerings. Meanwhile, driven by our focus of “high-cost performance” and multi-channel strategy, we are pleased to see East Buy’s expanded private label offerings with 488 SKUs established across diverse categories in just two years. Our ventures across online platforms, livestreaming, and a strategic expansion into offline channels through partnerships with schools under New Oriental brand and other parties, share a common vision to reach a wider consumer base in pursuit of sustainable growth. In addition, It is encouraging to see our newly integrated tourism-related business achieving tremendous growth this fiscal quarter. We initiated high-quality overseas study tours as well as domestic research camps for K-12 and university students. We also operated a number of top-notch tourism offerings for all age groups, including the middle-aged and elderly individuals, across 30 featured provinces in China and internationally. We believe this new business line will start to contribute meaningful revenues from this fiscal year. “

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “For a better reflection of New Oriental’s core educational businesses, the following operating margin numbers in this fiscal quarter excludes the financial results of East Buy’s private label products and livestreaming business. As aligned with our expectations in the previous quarter, we managed to deliver year over year improvement of operating margin for our core educational business this fiscal quarter. Our GAAP operating margin, excluding operating margin generated from East Buy private label products and livestreaming business for the quarter, was 23.7%, representing an improvement of 370 basis points year over year. Our Non-GAAP operating margin, excluding operating margin generated from East Buy private label products and livestreaming business for the quarter, was 24.4%, representing an improvement of 220 basis points year over year. We recorded a positive operating cash flow of US$183.2 million this quarter and by the end of this fiscal quarter, our cash and cash equivalents, term deposits and short-term investments totaled approximately US$4.9 billion. For the rest of this fiscal year, we strive for further elevating utilization and improving operational efficiency. We have great confidence in creating sustainable value for our customers and shareholders in the long term.”

Share Repurchase

The Company’s board of directors approved a Share Repurchase Program in July 2022, under which the Company is authorized to repurchase up to US$400 million of the Company’s ADSs or common shares through the next twelve months. The Company’s board of directors further approved to extend the effective time of the Share Repurchase Program to May 31, 2025 and increasing the aggregate value of shares that the Company is authorized to repurchase from US$400 million to US$700 million. As of October 22, 2024, the Company repurchased an aggregate of approximately 9.8 million ADSs for approximately US$457.9 million from the open market.

Financial Results for the First Fiscal Quarter Ended August 31, 2024

Net Revenues

For the first fiscal quarter of 2025, New Oriental reported net revenues of US$1,435.4 million, representing a 30.5% increase year over year. Net revenues, excluding revenues generated from East Buy private label products and livestreaming business, were US$1,278.2 million, representing a 33.5% increase year over year. The growth was mainly driven by the increase in net revenues from our educational new business initiatives.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$1,142.3 million, representing a 27.6% increase year over year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$1,135.4 million, representing a 32.8% increase year over year. The increase was primarily due to the cost and expenses related to the accelerated capacity expansion for educational businesses and newly integrated tourism-related business.

•	Cost of revenues increased by 32.3% year over year to US$583.5 million.

•	Selling and marketing expenses increased by 42.3% year over year to US$193.7 million.

•

General and administrative expenses for the quarter increased by 15.0% year over year to US$365.1 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$354.5 million, representing a 22.1% increase year over year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 82.7% to US$6.9 million in the first fiscal quarter of 2025.

Operating Income and Operating Margin

Operating income was US$293.2 million, representing a 42.9% increase year over year. Non-GAAP income from operations for the quarter was US$300.0 million, representing a 22.6% increase year over year.

Operating margin for the quarter was 20.4%, compared to 18.6% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 20.9%, compared to 22.3% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$245.4 million, representing a 48.4% increase year over year. Basic and diluted net income per ADS attributable to New Oriental were US$1.49 and US$1.48, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter was US$264.7 million, representing a 39.8% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$1.61 and US$1.60, respectively.

Cash Flow

Net operating cash inflow for the first fiscal quarter of 2025 was approximately US$183.2 million and capital expenditures for the quarter were US$80.2 million.

Balance Sheet

As of August 31, 2024, New Oriental had cash and cash equivalents of US$1,147.0 million. In addition, the Company had US$1,513.8 million in term deposits and US$2,248.6 million in short-term investment.

New Oriental’s deferred revenue, which represents cash collected upfront from customers and related revenue that will be recognized as the services or goods are delivered, at the end of the first quarter of fiscal year 2025 was US$1,733.1 million, an increase of 23.7% as compared to US$1,401.4 million at the end of the first quarter of fiscal year 2024.

Outlook for the Second Quarter of the Fiscal Year 2025

New Oriental expects total net revenues, excluding revenues generated from East Buy private label products and livestreaming business, in the second quarter of the fiscal year 2025 (September 1, 2024 to November 30, 2024) to be in the range of US$851.4 million to US$871.8 million, representing year over year increase in the range of 25% to 28%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 23, 2024, U.S. Eastern Time (8 PM on October 23, 2024, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link: https://register.vevent.com/register/BI126999a0b5fd42c3987cd3a67645c9ba. It will automatically direct you to the registration page of “New Oriental FY2025 Q1 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/hmu6g3sb first. The replay will be available until October 23, 2025.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2025, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to effectively and efficiently manage changes of our existing business and new business; our ability to execute our business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; our ability to attract students without a significant increase in course fees; our ability to maintain and enhance our “New Oriental” brand; our ability to maintain consistent teaching quality throughout our school network, or service quality throughout our brand; our ability to achieve the benefits we expect from recent and future acquisitions; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector and livestreaming e-commerce business in China; the continuing efforts of our senior management team and other key personnel, health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain (loss) from fair value change of investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain (loss) from fair value change of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain (loss) from fair value change of investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain (loss) from fair value change of investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31 2024	As of May 31 2024
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,146,959	1,389,359
Restricted cash, current	180,671	177,411
Term deposits, current	1,411,444	1,320,167
Short-term investments	2,248,568	2,065,579
Accounts receivable, net	34,461	29,689
Inventory, net	95,354	92,806
Prepaid expenses and other current assets, net	369,193	309,464
Amounts due from related parties, current	4,643	4,403

Total current assets	5,491,293	5,388,878

Restricted cash, non-current	23,521	22,334
Term deposits, non-current	102,327	169,203
Property and equipment, net	704,270	507,981
Land use rights, net	4,488	4,450
Amounts due from related parties, non-current	13,880	7,273
Long-term deposits	40,280	38,161
Intangible assets, net	17,596	18,672
Goodwill, net	105,757	103,958
Long-term investments, net	365,453	355,812
Deferred tax assets, net	71,626	72,727
Right-of-use assets	701,090	653,905
Other non-current assets	67,537	188,319

Total assets	7,709,118	7,531,673

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	101,989	105,681
Accrued expenses and other current liabilities	702,086	774,805
Income taxes payable	205,450	139,822
Amounts due to related parties	452	551
Deferred revenue	1,733,126	1,780,063
Operating lease liability, current	222,441	199,933

Total current liabilities	2,965,544	3,000,855

Deferred tax liabilities	16,605	19,407
Unsecured senior notes	14,403	14,403
Operating lease liabilities, non-current	473,627	447,994

Total long-term liabilities	504,635	481,804

Total liabilities	3,470,179	3,482,659

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,968,629	3,775,934
Non-controlling interests	270,310	273,080

Total equity	4,238,939	4,049,014

Total liabilities and equity	7,709,118	7,531,673

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,435,416	1,100,021

Operating cost and expenses (note 1)
Cost of revenues	583,521	441,218
Selling and marketing	193,692	136,121
General and administrative	365,053	317,558

Total operating cost and expenses	1,142,266	894,897

Operating income	293,150	205,124

(Loss)/Gain from fair value change of investments	(11,913)	7,248
Other income, net	39,087	34,728
Provision for income taxes	(77,551)	(62,530)
Gain/(Loss) from equity method investments	210	(8,496)

Net income	242,983	176,074

Add: Net loss/ (income) attributable to non-controlling interests	2,447	(10,688)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	245,430	165,386

Net income per share attributable to New Oriental-Basic (note 2)	0.15	0.10
Net income per share attributable to New Oriental-Diluted (note 2)	0.15	0.10
Net income per ADS attributable to New Oriental-Basic (note 2)	1.49	1.00
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.48	0.99

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	365,053	317,558
Less: Share-based compensation expenses in general and administrative expenses	10,598	27,232

Non-GAAP general and administrative expenses	354,455	290,326

Total operating cost and expenses	1,142,266	894,897
Less: Share-based compensation expenses	6,853	39,631

Non-GAAP operating cost and expenses	1,135,413	855,266

Operating income	293,150	205,124
Add: Share-based compensation expenses	6,853	39,631

Non-GAAP operating income	300,003	244,755

Operating margin	20.4%	18.6%
Non-GAAP operating margin	20.9%	22.3%
Net income attributable to New Oriental	245,430	165,386
Add: Share-based compensation expenses	7,389	31,180
Less: (Loss)/Gain from fair value change of investments	(11,913)	7,248

Non-GAAP net income attributable to New Oriental	264,732	189,318

Net income per ADS attributable to New Oriental- Basic (note 2)	1.49	1.00
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.48	0.99
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.61	1.15
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.60	1.13
Weighted average shares used in calculating basic net income per ADS (note 2)	1,648,666,786	1,651,203,885
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,659,034,134	1,665,318,691
Non-GAAP net income per share - basic	0.16	0.11
Non-GAAP net income per share - diluted	0.16	0.11

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended August 31
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	(3,146)	4,972
Selling and marketing	(599)	7,427
General and administrative	10,598	27,232

Total	6,853	39,631

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended August 31
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	183,210	335,786
Net cash used in investing activities	(295,156)	(208,166)
Net cash used in financing activities	(153,494)	(12,991)
Effect of exchange rate changes	27,487	(29,335)

Net change in cash, cash equivalents and restricted cash	(237,953)	85,294

Cash, cash equivalents and restricted cash at beginning of period	1,589,104	1,805,427
Cash, cash equivalents and restricted cash at end of period	1,351,151	1,890,721